September 4, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Re: ECtel Ltd. – Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 18, 2008, File No. 0-30348

Dear Mr. Spirgel,

Set forth below are the responses of ECtel Ltd. (the “Company”) to the comments raised in the Commission’s letter dated August 26, 2008 (the “Comment Letter”). For your convenience, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company.

1. We note that your Principal Executive Officer and Principal Financial Officer certifications under Item 19 of Form 20-F. Please revise these certifications to include the introductory language of paragraph 4 and language of paragraph 4(b) of Item 19, Instruction 12.

We have revised Item 19 of Form 20-F in accordance with the Commission’s comments in the Comment Letter.

In addition to the above and as requested in the Comment Letter, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Michael Neumann

Senior Vice President and Chief Financial Officer

ECtel Ltd.

CC:	Ms. Ivette Leon, Assistant Chief Accountant Division of Corporation Finance, Securities and Exchange Commission

Itzik Weinstein, President and Chief Executive Officer Ectel Ltd.

Hadar Solomon, Corporate Secretary Ectel Ltd. David S. Glatt, Meitar Liquornik Geva & Leshem Brandwein